May 19, 2025

Herman Wong
Chief Financial Officer
Deswell Industries, Inc.
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveria, Macao
Special Administrative Region, PRC

       Re: Deswell Industries, Inc.
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-33900
Dear Herman Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Carrie Leahy, Esq.